

09055596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

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SEC FILE NUMBER
8-35220

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2008   AND ENDING   December 31, 2008
                                   _____   _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

4500 Main Street
_____
(No. and Street)

Kansas City   Missouri   64111
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson   (816) 340-3050
_____
                                              (Area Code — Telephone No.)

Financial Operations Principal
_____

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300   Kansas City   Missouri   64106
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 5 2009

BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

TABLE OF CONTENTS

Page

This report contains (check all applicable boxes):

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Signature

Financial Operations Principal
_____
Title

February 17, 2009
_____
Date

_____
Notary Public

```
DEBBY L. HERMAN
Notary Public-Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: Dec. 22, 2011
Commission # 07538770
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REPORT OF INDEPENDENT AUDITORS

To the Stockholder and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In our opinion, the accompanying balance sheet and the related statement of operations, of changes in stock-holder's equity, and of cash flows for the year then ended, present fairly, in all material respects, the financial position of American Century Investment Services, Inc. ("the Company") (a wholly owned subsidiary of American Century Companies, Inc.) at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules (g), (h), and (i) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2009
Kansas City, Missouri

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$52,818,799
Deferred sales commission	3,090,489
Intercompany receivable from ACIM	1,476,605
Prepaid expenses	1,256,954
Accounts receivable	191,243
TOTAL	$58,834,090

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued salaries and benefits	$17,946,529
Accrued underwriting and distribution fees	6,345,925
Restructuring payable	1,771,258
Deferred income taxes	689,843
Income taxes payable to ACC	365,756
Accounts payable and accrued expenses	310,727
Total liabilities	27,430,038

STOCKHOLDER'S EQUITY:

Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	20,270,535
Retained earnings	11,121,617
Total stockholder's equity	31,404,052
TOTAL	$58,834,090

See notes to financial statements.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:

Distribution services revenue from Advisers	$132,961,857
Underwriting and distribution revenue	40,173,619
Dividends	1,241,914
Total revenues	174,377,390

EXPENSES:

Underwriting and distribution expense	48,274,568
Salaries and benefits	54,803,306
Administrative service fees from ACC or its Affiliates	40,662,301
Sales and marketing	11,933,587
General and administrative	5,572,726
Restructuring expense	4,737,317
Total expenses	165,983,805
INCOME BEFORE INCOME TAXES	8,393,585
INCOME TAX PROVISION	3,504,817
NET INCOME	$ 4,888,768

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2008	$11,900	$20,270,535	$ 6,232,849	$26,515,284
Net income...........................	—	—	4,888,768	4,888,768
BALANCE—December 31, 2008.......	$11,900	$20,270,535	$11,121,617	$31,404,052

See notes to financial statements.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 4,888,768
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes, net	(342,411)
Changes in:	
Deferred sales commission	357,008
Intercompany receivable from ACIM	(1,156,018)
Prepaid expenses	(337,022)
Accounts receivable	89,224
Accrued salaries and benefits	(262,995)
Accrued underwriting and distribution fees	(2,873,335)
Restructuring payable	1,771,258
Income taxes payable to ACC	68,371
Accounts payable and accrued expenses	(76,154)
Net cash flows used in operating activities	2,126,694
CASH AND CASH EQUIVALENTS — Beginning of year	50,692,105
CASH AND CASH EQUIVALENTS — End of year	$52,818,799

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — American Century Investment Services, Inc. (the "Company") is a registered broker-dealer and a wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds").

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt from the reserve requirement computation under Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(1) of the Rule, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and units in a qualified tuition program under Section 529 of the Internal Revenue Code. The Company does not directly or indirectly receive or hold funds or securities for customers. In addition, they do not owe money or securities to customers.

Cash and Cash Equivalents — The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund of $52,818,799 as of December 31, 2008.

Deferred Sales Commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over various periods, none of which exceed six years. Amortization of this asset is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments. In addition, the contingent deferred sales charges the Company collects from redeeming shareholders is recorded as a reduction to the deferred sales commission asset.

Management periodically reviews the carrying amount of the deferred sales commission asset as events or changes in circumstances indicate that the assets may not be recoverable over their amortization period. Based on this review, the Company recorded an impairment of $390,244 due to market conditions. The amount is included in underwriting and distribution expense on the statement of operations.

Prepaid Expenses — Items such as licensing and registration fees are deferred and amortized over a specified period, which is typically one year.

Intercompany Receivable from ACIM — The Company has a receivable from American Century Investment Management, Inc. ("ACIM"), another subsidiary of ACC for amounts ACIM pays on behalf of the Company.

Underwriting and Distribution Revenues and Expenses — Distribution revenues are generally earned in accordance with the provisions of the agreements with ACI Funds. Distribution revenues consist of distribution and service fees, front-end sales charge fees, and contingent deferred sales charge redemptions. Distribution expenses represent distribution and service fee charges, front-end sales charges, and concessions payable to brokers.

Distribution Service Revenue From Advisers — In its capacity as distributor for one or more share classes of ACI Funds, the Company completes services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code and other services designated by American Century Investment Management, Inc. and American Century Global Investment Management, Inc., collectively referred to as the "Advisers". In consideration for these services and in accordance with the provisions of the distribution services agreement, the Advisers pay the Company fees based upon the Advisers' actual usage of distribution services.

Dividends — The Company records dividend income on an accrual basis. The Company received distributions from an investment in a money market mutual fund managed by an affiliate in the amount of $1,241,914 and is included in dividend and interest income on the statement of operations for the year ended December 31, 2008.

Income Taxes — The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Subsidiaries with current taxable income, as calculated on a separate company basis, are liable for payments determined as if they had filed a separate return. These amounts are settled through intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2008.

Administrative Service Fees from ACC or its Affiliates — Expenses include fees owed for administrative services performed by the Administrative Agent, American Century Services, LLC. The Administrative Agent provides certain administrative services to ACC. The costs of these information technology, human resources, and corporate overhead services are allocated to the Company as a proportionate share based on relative headcount. In addition, the Administrative Agent allocates a space usage fee to the Company. The fee is equal to the actual rental expense incurred by the Administrative Agent for the office space occupied by the employees of the Company. Also included are licensing fees paid by the Company for use of certain trademarks and trade names in mutual fund distribution services, namely, advertising, servicing, marketing, underwriting and selling shares of the Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. EMPLOYEE BENEFIT PLANS

Profit Sharing and 401(k) Savings Plan — Substantially all employees are covered under a Profit Sharing and 401(k) Savings plan offered by ACC or its other wholly owned subsidiaries. Plan related expenses totaled $2,973,866 for the year ended December 31, 2008 and are included in salaries and benefits expense. As of December 31, 2008, accrued plan related expenses were $2,452,473 and are included in accrued salaries and benefits.

3. RESTRICTED STOCK PLAN

The Company participates in ACC's restricted stock plan, which provides for grants to certain managerial employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting. The Company follows Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)") to account for grants issued by ACC. Under SFAS 123(R), compensation cost is recognized for awards granted, modified, cancelled, or repurchased after January 1, 2006 and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2008, the Company recognized $1,888,637 of stock based compensation expense that is included in salaries and benefits expense.

The summary of changes in restricted stock for the year ended December 31, 2008, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	303,710	$24.16
Granted	144,010	$19.06
Vested	(27,840)	$25.94
Forfeited	(10,450)	$22.87
Transfers in	8,310	$24.78
Transfers out	(57,910)	$24.44
Nonvested at December 31, 2008	359,830	$21.99

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $24,332,386, which was $22,549,706 in excess of its required net capital of $1,782,680, and a ratio of aggregate indebtedness to net capital was 1.10 to 1 as of December 31, 2008.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS 157, *Fair Value Measurements* as of January 1, 2008, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date.

In addition to defining fair value, SFAS 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash and cash equivalents. Accordingly, these are classified as Level 1 and the fair value at December 31, 2008 approximates carrying value, as reflected in the statement of financial condition.

6. INCOME TAXES

The income tax provision for the year ended December 31, 2008, comprises the following:

Current income taxes	$3,847,228
Deferred income taxes	(342,411)
Income tax provision	$3,504,817

The following is a reconciliation of the income tax provision at the statutory federal rate (35%) to the provision included in the accompanying statement of operations:

Provision at federal statutory rate	$2,937,755
State and other income taxes, net of federal benefit	121,621
Meals and entertainment disallowance	445,862
Other	(421)
Income tax provision	$3,504,817

As of December 31, 2008, the tax effects of temporary differences which give rise to deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 259,730
Accrued vacation	223,680
Stock option plan modification	210,690
Restructuring	205,099
Depreciation	1,066
Total deferred tax assets	900,265
Prepaid expenses	(444,155)
Deferred sales commissions	(1,145,953)
Total deferred tax liabilities	(1,590,108)
Net deferred income taxes	$ (689,843)

7. RESTRUCTURING CHARGES AND OTHER

Management initiated and completed restructuring plans during 2008 designed to reallocate resources to areas supporting the strategic direction of the company, reduce costs, and increase office space utilization. Approximately 45 positions were eliminated and restructuring charges of $4,737,317 were recorded in the statement of operations. Costs related to the restructuring plans incurred after December 31, 2008, if any, are expected to be immaterial to the financial statements.

The restructuring liability at December 31, 2008 consisted of the following:

	January 1, 2008	Expense/ Additions	Payments/ Reductions	December 31, 2008
Severance and termination benefits	$ —	$4,737,317	$2,966,059	$1,771,258

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

Stockholder's equity	$31,404,052
Deferred sales commission	3,090,489
Prepaid expenses and other assets	1,256,954
Accounts receivable	191,243
Intercompany receivable from ACIM	1,476,605
Total non-allowable assets	6,015,291
Net capital before haircuts	25,388,761
Less haircuts of money market mutual fund	(1,056,375)
Net capital	$24,332,386
Aggregate indebtedness	$26,740,194
Computation of net capital requirement:	
Minimum net capital requirement — greater of $25,000 or 6⅔% of aggregate indebtedness	$1,782,680
Excess net capital	$22,549,706
Ratio of aggregate indebtedness to net capital	1.10 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company on January 27, 2009 in Part IIA of its unaudited Form X-17A-5 as of December 31, 2008.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2008

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

American Century Investment Services, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders and Board of Directors of
American Century Investment Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of American Century Investment Services, Inc. (the "Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2009
Kansas City, Missouri

Notes

Notes



American Century Investments®

Focused on Performance

  

American Century Investment Services, Inc.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-35220
Financial Statements and Supplemental Schedules for the Year Ended December 31, 2008,
and Independent Auditors' Report and Supplemental Report on Internal Control
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT



American Century
Investments®